                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                        Alternative Living Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    02145K107
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  02145K107              SCHEDULE 13G       PAGE   2    OF   8    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA CORPORATION
          94-0932740
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,027,400* *SEE NOTE TO EXHIBIT A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,027,400* *SEE NOTE TO EXHIBIT A
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,400* *SEE NOTE TO EXHIBIT A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.68%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          HC
          ---------------------------------------------------------------------

CUSIP NO.  02145K107              SCHEDULE 13G       PAGE   3    OF   8    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA INVESTMENT SERVICES, INC.
          94-1632699
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,027,400
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,027,400
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,027,400
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.68%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IA
          ---------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  Alternative Living Services, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  450 N. Sunnyslope Road, Suite 300, Brookfield, WI 53005.

Item 2(a).        Name of Person Filing.

                  This statement is filed by Transamerica Corporation ("Transamerica") and Transamerica Investment Services, Inc. ("TIS") (collectively, the "Companies").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of Transamerica is 600 Montgomery Street, San Francisco, CA 94111. The address of TIS is 1150 South Olive Street, Los Angeles, CA 90015.

Item 2(c).        Citizenship.

                  Transamerica and TIS are Delaware corporations.

Item 2(d).        Title of Class of Securities.

                  Common Stock, $.01 par value ("Common Stock").

Item 2(e).        CUSIP Number.

                  02145K107.

Item 3.           Type of Reporting Person.

                  Both Transamerica and TIS are filing this statement pursuant to Rule 13d-1(c) and Rule 13d-2(b). TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.           Ownership.

                  Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

Item 5.           Ownership of Five Percent or Less of a Class. [X]

                  Transamerica may be deemed to be the beneficial owner of 1,027,400 shares of Common Stock, of which 125,000 shares are owned directly by Transamerica. The remaining 902,400 shares, including 673,500 shares owned for the benefit of non-affiliate investment advisory clients of TIS, are beneficially owned by direct and indirect subsidiaries of Transamerica.*

                  TIS is deemed to be the beneficial owner of 1,027,400 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Transamerica Occidental Life Insurance Company ("Occidental") and Transamerica Life Insurance and Annuity Company ("TALIAC"), both of which are insurance companies as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934 and are subsidiaries of Transamerica. Occidental and TALIAC directly own 215,000 and 13,900 shares of Common Stock, respectively. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                  To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  *See Note to Exhibit A.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Transamerica, which is a parent holding company under Rule 13d-1(b)(1)(ii)(G), is filing this Statement pursuant to Rule 13d-1(c) and Rule 13d-2(b) and not pursuant to Rule 13d-1(d). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signatures


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

                                  TRANSAMERICA CORPORATION




                                  By /s/ RICHARD N. LATZER
                                    --------------------------------------------
                                    Richard N. Latzer
                                    Senior Vice President and Chief
                                    Investment Officer



                                  TRANSAMERICA INVESTMENT SERVICES, INC.



                                  By /s/ RICHARD N. LATZER
                                    --------------------------------------------
                                    Richard N. Latzer
                                    President and Chief Executive Officer

                  Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Corporation, a Delaware corporation, and Transamerica Investment Services, Inc., a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G dated February 12, 1999, and any amendments thereto, are filed on behalf of each of them.


February 12, 1999

                                  TRANSAMERICA CORPORATION




                                  By /s/ RICHARD N. LATZER
                                    --------------------------------------------
                                    Richard N. Latzer
                                    Senior Vice President and Chief
                                    Investment Officer



                                  TRANSAMERICA INVESTMENT SERVICES, INC.



                                  By /s/ RICHARD N. LATZER
                                    --------------------------------------------
                                    Richard N. Latzer
                                    President and Chief Executive Officer

                                    Exhibit A


                  Each of Occidental and TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Each of the above entities is a direct or indirect wholly owned subsidiary of Transamerica.

                  Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by it of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution of shared voting or dispositive power is expressly disclaimed.